INMET

Inmet Mining Corporation

Suite 1000
330 Bay Street
Toronto, Canada M5H 2S8

Tel: (1) 416-361-6400
Fax: (1) 416-368-4692
www.inmetmining.com

PRESS RELEASE

FOR IMMEDIATE RELEASE
February 7, 2002

INMET RECEIVES NOTICE OF HOMESTAKE APPEAL OF TROILUS JUDGMENT

Toronto, Canada - Inmet Mining Corporation announced today that it has received a copy of a Notice of Appeal filed by Homestake Canada, Inc. with the British Columbia Court of Appeal to set aside the judgment obtained in Inmet's action against Homestake. The judgment awarded Inmet damages in lieu of specific performance in the amount of $88.2 million as a result of the failure of Homestake to complete the purchase in 1997 of the Troilus mine located in northern Quebec. Homestake will be obliged to provide security for payment of the amount of the judgment plus post-judgment interest as a result of the appeal.

Inmet

Inmet is a Canadian based international mining company. Inmet's mining operations produce copper, zinc and gold, and Inmet's growth strategy is focused on finding quality base metal reserves. Inmet's current operating base consists of three competitive mining operations: Çayeli, Troilus and Ok Tedi.

This press release is also available at www.inmetmining.com. All dollar amounts are in Canadian dollars unless otherwise noted.

For further information contact:

Steve Astritis
Vice-President, General Counsel
Inmet Mining Corporation
Tel: +1-416-860-3977
Fax: +1-416-368-4692
e-mail: astritiss@inmetmining.com

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INMET

MINING

Inmet Mining Corporation

Suite 1000
330 Bay Street
Toronto, Canada M5H 2S8

Tel: (1) 416-361-6400
Fax: (1) 416-368-4692
www.inmetmining.com

PRESS RELEASE

FOR IMMEDIATE RELEASE
February 8, 2002

INMET ANNOUNCES COMPLETION OF OK TEDI ARRANGEMENTS

Toronto, Canada: (TSE: IMN) – Inmet Mining Corporation announced today that the transfer of BHP Billiton's 52% equity interest in Ok Tedi Mining Limited ("OTML") to PNG Sustainable Development Program Limited ("SDPL") has been completed.

"We look forward to Ok Tedi continuing as a competitive world-class mine with the potential to generate significant cash flow for the benefit of all stakeholders while committing to responsible environmental mitigation measures and social programs," said Richard Ross, President and Chief Executive Officer of Inmet.

Going forward, the shareholders of OTML will be SDPL—52%; Government of Papua New Guinea ("PNG") 30%; and Inmet—18%. The new OTML board will have six directors: one nominee from each shareholder and three independent directors with international mining experience. OTML will own and operate the Ok Tedi copper-gold mine located in the Western Province of PNG as an independent company. Substantially all members of the current senior management team will remain with OTML. OTML will also benefit from an obligation on the part of BHP Billiton to purchase, if requested by OTML, copper concentrates delivered to the Kiunga port in agreed upon amounts in the event of a drought during the next three years.

A new environmental regime and long-term mine closure planning process is provided for in the new Ok Tedi arrangements. As part of this regime, OTML has submitted a change notice to convert the test dredging operation into a permanent one to mitigate the future impact of aggredation build-up in the Ok Tedi and Fly River systems. The US$35 million annual dredging cost is currently included in OTML's cash operating costs. In addition, OTML will establish a tax-deductible fund to set aside money over the balance of the mine life for reclamation of the mine site, the cost of which is currently estimated to be US$150 million.

SDPL will use future dividend payments from OTML to fund current and long-term sustainable development projects in PNG and in particular, the Western Province. Almost all communities affected by the operation of Ok Tedi have provided their consent to its continued operation under mine continuation agreements ("MCAs") between each such community and OTML. Under the MCAs, OTML and its shareholders are released from claims relating to future environmental impacts and OTML will provide approximately US$47 million in compensation to affected communities over the remaining mine life.

The arrangements between OTML's shareholders for BHP Billiton's withdrawal and the MCAs have been legislated by the PNG National Parliament through the *Ok Tedi Mine Ninth Supplemental Agreement Act.* One of the litigants in the two current legal actions against BHP Billiton and OTML in the State of Victoria Supreme Court has raised a legal challenge to this legislation with respect to its application to the MCAs. It is expected that the challenge will be heard in the near future.

Inmet

Inmet is a Canadian based international mining company. Inmet's mining operations produce copper, zinc and gold, and Inmet's growth strategy is focused on finding quality base metal reserves. Inmet's current operating base consists of three competitive mining operations: Çayeli, Troilus and Ok Tedi.

This press release is also available at www.inmetmining.com. All dollar amounts are in Canadian dollars unless otherwise noted.

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For further information contact:

Richard Ross
President and Chief Executive Officer
Inmet Mining Corporation
Tel: +1-416-860-3974
Fax: +1-416-361-0884
e-mail: rossr@inmetmining.com